FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

August 18, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125993

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES LAUNCH OF AN UPGRADED MEDIUM-SECTION MILL AT MECHEL TARGOVISTE

Targoviste, Romania – August 18, 2008 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces the launch of a medium-section mill at its Mechel Targoviste facility (Targoviste, Romania) following the execution of fundamental renovations.

Implementation of this project was performed within the scope of an extensive program for modernization of production at Mechel Targoviste, which has been consistently carried out at the facility. This program includes the upgrade of a heat-treatment furnace and the mill itself. Investment in equipment upgrading in facility shop for medium-section rolled products amounted to 8.7 million euros ($12.8 million). The works were performed to improve finished product quality and to significantly reduce production costs.

Originally, the medium-section mill was designed for product dimensions from 80x80 mm to 140x140 mm. Following the modernization program, the mill is now also capable of rolling products with dimensions of 150x180 mm produced by a continuous-casting machine that was installed in the facility in March of 2007. Transition to these new product dimensions resulted in an increase in roll train efficiency and enhanced shrinkage to obtain the desired structure of finished products. Upgrading will also allow Mechel Targoviste to reduce natural gas consumption and to significantly improve the quality of its end products.

Two additional mill stands were mounted on the mill. In addition, new equipment for water descaling, a product tipping device and new mill rolls were installed. Installations performed on the mill’s heat-treatment furnace include new equipment for automation of the product heat-treatment, product-weighting system, the hydraulic system for the furnace floor and product input and output systems, and new system of furnace burners and combustion.

The Company expects the cost savings from the renovation to total approximately 2.3 million euros per year ($3.4 million).

The upgraded equipment launch in the rolling-mill shop was timed to Metallurgist Day, celebrated in Romania annually on the second Saturday of August.

Vladimir Polin, Chief Executive Officer of Mechel Management Company OOO, commented: “The completion of this project continues the series of Mechel investment projects targeted at fundamental modernization of the group’s steel and rolling production assets in Romania. In particular, in Mechel Targoviste a new arc furnace and a new continuous-casting machine were launched in 2006 and 2007 respectively. These efforts improve the mill’s production efficiency and as a result its financial strength. Mechel management has again demonstrated the ability to transform an older, inefficient asset and adapt it to a highly competitive market. In Romania, Mechel owns four steel facilities, and in each of these the Company is actively working to modernize the equipment and enhance operational efficiency.”

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Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian companies. Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO

Date: August 18, 2008